Exhibit 99.1

NexGen Releases Project Development-Focused Summer 2018 Drilling Results

VANCOUVER, Nov. 22, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE, NYSE MKT: NXE) is pleased to report geotechnical and radioactivity results for twenty-nine holes comprising 20,482.31 m on the Company's 100% owned Rook I property, in the Athabasca Basin, Saskatchewan. The primary objective of the program was the geotechnical characterization of areas within Arrow's footwall, lateral development and potential underground infrastructure locations of which results were incorporated into the Pre-Feasibility Study ("PFS") released on November 5th, 2018. The exploration results of this release which encountered strong mineralized intervals in key areas were not incorporated into the updated Mineral Resource Estimate and PFS results, released on November 5, 2018.

Highlights:

Geotechnical Characterization of the A2 Sub-Zone

Two holes drilled to geotechnically characterize the rock mass within the A2 sub-zone, underwent dedicated geotechnical logging and packer tests throughout the ore zone to obtain data and analysis of sub-surface conditions within the mine plan. Both holes were collared at a steep inclination, then shallowed out to a dip of approximately 57°.

  GAR-18-016 intersected 38.5 m of total composite mineralization including 10.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 75 m section (552.0 to 627.0 m) and featured 1.5 m of continuous massive-to-semi massive pitchblende with minimum-greater-than-61,000 cps.

Geotechnical Characterization of the Footwall

Holes targeting the footwall successfully characterized the geotechnical and hydrogeological conditions of the rock-mass proximal to the potential mine infrastructure and Underground Tailings Management Facility ("UGTMF"). Additionally, drilling focused on the sterilization of uranium mineralization within areas that will host project development infrastructure and were all geotechnically logged incorporating packer tests at regular intervals.

  Holes drilled within the footwall of Arrow, in areas of envisioned underground mine infrastructure intersected suitable rock-mass and hydraulic conductivity to facilitate underground development.
  Similarly, holes drilled within the proximity of the UGTMF positively indicated the area contains suitable rock-mass and low hydraulic conductivity to facilitate underground development.
  Importantly, negligible alteration and structure were intersected in proximity of envisioned underground mine infrastructure and UGTMF.

Shaft Pilot Hole Program

Three shaft pilot holes were successfully completed to a depth of between 650 m and 702 m. The vertically drilled shaft holes were kept within a 3.0 m radius from surface through to their termination depths, intersected minimal structure and showed low hydraulic conductivity throughout via packer testing at regular intervals.

  GAR-18-010 targeted shaft location option 1. The hole was successfully completed to a depth of 650 m, intersecting minimal structure within proximity of targeted area in the footwall. A total of 6.0 m of composite uranium mineralization was intersected (549.0 m to 550.0 m) with a maximum radioactivity of 3,900 cps.
  GAR-18-013 targeted shaft location option 2. The hole was successfully completed to a depth of 650 m. Preliminary results indicate the area contains suitable rock-mass and low hydraulic conductivity to facilitate future shaft design.
    A Westbay Water Monitoring System was installed after the hole was completed to allow for continued sampling of the proposed shaft location.
  GAR-18-015 targeted shaft location option 3. The hole was successfully completed to a depth of 702 m, intersecting minimal structure within designed underground mine infrastructure. Preliminary results indicate the area contains suitable rock-mass and low hydraulic conductivity to facilitate a future shaft design.

Exploration, A2 High-Grade Domain

Drilling focused on an under-explored area to the northeast boundary of the currently defined A2 high-grade domain at variable elevations. Drilling resulted in the identification of mineralization between the A2 and A3 shears as well as demonstrating the continuity of high-grade mineralization beyond the currently defined A2 high-grade domains.

  AR-18-220c1 (located 50 m along strike to the northeast of AR-14-30 (10.32% U3O8 over 46.0 m)) intersected 55.5 m of total composite mineralization including 2.25 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 109.5 m section (438.5 to 548.0 m) in the A2 shear. The hole demonstrates the continuity of high-grade mineralization beyond the currently defined A2 high-grade domains in the A2 shear.

Drill hole locations and schematics are shown in Figures 1 to 4. Drill hole descriptions can be found at www.nexgenenergy.ca

Leigh Curyer, Chief Executive Officer, commented: "The successful completion of the geotechnical and hydrogeological drilling was highly positive and reflected in the Arrow Project PFS released on November 5, 2018. In addition, the exploration results  at Arrow this last summer continue to provide strong upside with respect to areas of potential future resource growth. These results have positively set the foundation for our largest campaign to date at Arrow - a two staged 125,000 m drill program commencing mid-December 2018 through to Q3 2019. The results of this program will then be incorporated into a Feasibility Study scheduled to be released in H1 2020."

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The Summer 2018 drill program demonstrated the highly competent geotechnical chartateristics of the Arrow deposit. The team is looking forward to the approaching 125,000 m drill program to further advance and optimize Arrow's potential mine development profile. Further, the high grade mineralization encountered northeast of the A2 High Grade Domain is a great result providing additional areas to test in the future for potential resource growth."

Development, Activities & Financial

  Expediting Arrow to Feasibility by initiating a 2-stage 125,000m (10 rig) high density drilling program commencing in mid-December 2018 to focus on mine optimization plans based on Measured and Indicated mineral resources.
  As of October 31, 2018, the Company had cash-on-hand of approximately $125 million which fully funds NexGen for all programs throughout 2019.

Figure 1: Arrow Deposit Drilling Locations (CNW Group/NexGen Energy Ltd.)

Figure 2: Shaft Pilot Holes with Arrow Mine Design (CNW Group/NexGen Energy Ltd.)

Figure 3: A2 Geotechnical Characterization Holes (CNW Group/NexGen Energy Ltd.)

Figure 4: Footwall Geotechnical Characterization Holes (CNW Group/NexGen Energy Ltd.)

Table 1: Arrow Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-18-210c1	327	-70	876.50	115.00	606.50	607.00	0.50	<500 - 1710
AR-18-210c2	327	-70	957.50	N/A	584.50	585.00	0.50	<500 - 510
AR-18-210c3	327	-70	946.00	N/A	No Anomalous Radioactivity
AR-18-211c1	327	-70	1128.50	N/A	865.50	866.00	0.50	<500 - 1300
					869.50	870.00	0.50	<500 - 610
					876.00	876.50	0.50	<500 - 570
					961.50	962.00	0.50	<500 - 650
					1089.00	1089.50	0.50	<500 - 650
AR-18-211c2	327	-70	1014.50	N/A	660.50	661.00	0.50	<500 - 680
AR-18-211c3	327	-70	1063.50	N/A	No Anomalous Radioactivity
AR-18-212c1	325	-67	807.50	97.70	No Anomalous Radioactivity
AR-18-213c1	327	-65	765.50	98.85	No Anomalous Radioactivity
AR-18-214c1	327	-65	891.50	111.00	157.00	161.50	4.50	<500 - 4250
					337.00	337.50	0.50	<500 - 970
AR-18-215c1	327	-70	990.50	N/A	No Anomalous Radioactivity
AR-18-216c1	327	-65	483.50	107.40	No Anomalous Radioactivity
AR-18-217c1	327	-73.5	1233.50	122.50	910.00	910.50	0.50	<500 - 560
					965.00	966.00	1.00	610 - 20000
					969.50	971.00	1.50	<500 - 5200
					977.50	978.50	1.00	<500 - 4600
AR-18-218c1	327	-65	827.00	97.80	No Anomalous Radioactivity
AR-18-219c1	327	-65	663.50	133.95	342.50	347.00	4.50	<500 - 1300
					353.00	354.00	1.00	<500 - 3200
					359.00	369.50	10.50	<500 - 4300
					375.00	375.50	0.50	<500 - 650
					387.00	416.00	29.00	<500 - 3300
					430.00	433.00	3.00	<500 - 1275
					442.00	445.00	3.00	<500 - 1550
					447.50	470.50	23.00	<500 - 5350
					572.00	573.50	1.50	<500 - 4200
					578.50	579.50	1.00	<500 - 680
					586.50	590.00	3.50	<500 - 61000
					594.00	594.50	0.50	<500 - 570
					602.00	605.00	3.00	<500 - 10500
					611.50	612.00	0.50	1100 - 26700
					621.00	625.50	4.50	<500 - 16500
					631.00	631.50	0.50	<500 - 2310
AR-18-220c1	327	-68	744.50	130.35	597.00	598.00	1.00	<500 - 1200
					624.50	625.00	0.50	<500 - 1500
					644.50	646.50	2.00	<500 - 1100
					681.50	682.00	0.50	<500 - 660
					335.50	336.00	0.50	<500 - 1150
					359.50	362.00	2.50	<500 - 630
					368.50	373.00	4.50	<500 - 11000
					375.50	380.50	5.00	<500 - 8600
					383.00	392.00	9.00	<500 - 9400
					396.00	410.00	14.00	<500 - 61000
					419.00	419.50	0.50	<500 - 720
					423.50	424.00	0.50	510 - 850
					438.50	441.00	2.50	<500 - 1280
					444.50	446.50	2.00	<500 - 1100
					449.00	452.50	3.50	<500 - 2200
					483.00	486.00	3.00	<500 - 570
					488.50	491.00	2.50	<500 - 1240
					502.00	508.50	6.50	<500 - 2200
					512.50	548.00	35.50	<500 - 61000
					579.50	594.50	15.00	<500 - 61000
AR-18- 220c1a	327	-68	441.00	448.00	445.50	446.00	0.50	<500 - 530
GAR-18-006	147	-80	737.40	100.80	518.00	520.50	2.50	<500 - 7000
					576.00	578.00	2.00	<500 - 13000
					600.00	600.50	0.50	<500 - 520
GAR-18- 006a	147	-80	155.40	101.00	No Anomalous Radioactivity
GAR-18-007	147	-68	671.40	93.00	No Anomalous Radioactivity
GAR-18-008	147	-65	629.60	96.05	597.00	598.50	1.50	<500 - 3500
					617.50	618.00	0.50	<500 - 4250
GAR-18-009	147	-70	641.40	101.00	No Anomalous Radioactivity
GAR-18-010	147	-90	650.44	98.00	549.00	555.00	6.00	<500 - 3900
GAR-18-011	147	-65	799.50	95.05	No Anomalous Radioactivity
GAR-18-012	327	-75	1043.40	N/A	564.50	565.50	1.00	<500 - 840
					589.00	589.50	0.50	<500 - 530
					602.50	605.00	2.50	<500 - 7550
					767.00	767.50	0.50	<500 - 510
GAR-18-013	147	-90	650.40	108.90	No Anomalous Radioactivity
GAR-18-014	327	-80	659.40	101.00	346.00	346.50	0.50	<500 - 520
					350.00	351.00	1.00	<500 - 1050
GAR-18-015	147	-90	701.47	96.35	No Anomalous Radioactivity
GAR-18-016	327	-65	660.00	128.85	492.00	493.00	1.00	<500 - 1380
					534.50	536.50	2.00	<500 - 830
					552.00	553.00	1.00	<500 - 660
					579.50	607.00	27.50	<500 - 61000
					617.50	627.50	10.00	<500 - 54000
GAR-18-017	327	-65	717	127.75	406.50	407.50	1.00	<500 - 3600
					503.50	504.00	0.50	<500 - 1100
					514.50	515.00	0.50	<500 - 31000
					517.50	518.00	0.50	<500 - 4800
					521.50	522.00	0.50	<500 - 700
					530.50	531.00	0.50	2100 - 47700
					535.50	536.50	1.00	<500 - 1300
					564.00	564.50	0.50	<500 - 1800
					577.50	578.50	1.00	<500 - 1900
					581.50	584.00	2.50	<500 - 1700
					586.50	589.50	3.00	<500 - 2500
					594.50	597.00	2.50	<500 - 1500
					618.50	624.00	5.50	<500 - 61000
					627.00	629.50	2.50	<500 - 3400
					650.50	651.50	1.00	<500 - 720
					654.00	656.50	2.50	<500 - 1920
					660.00	661.00	1.00	<500 - 1350
					666.00	667.50	1.50	<500 - 1650

Parameters:

  Maximum internal dilution 2.00 m downhole
  All depths and intervals are metres downhole, true thicknesses are yet to be determined
  "Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  "Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
  Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
  Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production. NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. NexGen is the recipient of the PDAC's 2018 Bill Dennis Award and the 2019 Environmental and Social Responsibility Award.

Technical Disclosure

The technical information in this news release with respect to the PFS has been reviewed and approved by Paul O'Hara, P.Eng. of Wood., David Robson, P.Eng., M.B.A., and Jason Cox, P.Eng. of RPA, each of whom is a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI-43-101").

The Mineral Resource Estimate was completed by Mr. Mark Mathisen, C.P.G., Senior Geologist at RPA and Mr. David Ross, P.Geo., Director of Resource Estimation and Principal Geologist at RPA.  Both are independent Qualified Persons in accordance with the requirements of National Instrument (NI) 43-101 and they have approved the disclosure herein. All other technical information in this news release has been approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen.  Mr. Boisjoli is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

A technical report in respect of the PFS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within 45 days of this news release.

SEC Standards

Estimates of mineralization and other technical information included or referenced in this news release have been prepared in accordance with NI 43-101. The definitions of proven and probable mineral reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained pounds" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Technical Information

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, P.Eng., David M. Robson, P.Eng., M.B.A., Mark B. Mathisen, C.P.G., David A. Ross M.Sc., P.Geo., Val Coetzee, M.Eng., Pr.Eng., and Mark Wittrup, M.Sc., P.Eng.,P.Geo. each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com. A technical report in respect of the PFS will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) within 45 days of the PFS  news release (November 5th, 2018) providing details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the Mineral Resource.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 22-NOV-18